EXHIBIT 21

LIST OF SUBSIDIARIES

Subsidiary	Location
Compression Labs, Inc.	Delaware
Forgent Networks Canada, Inc.	Canada
iSarla Software Solutions Private Limited	India
VTEL Australia, PTY LTD	Australia
VTEL Germany, GmbH	Germany
ADI Software, LLC	Delaware
Asure Legiant, LLC	Delaware
Meeting Maker - United States, Inc.	Delaware
Meeting Maker LTD	United Kingdom
Business Solve LTD	United Kingdom